Mail Stop 7010

      February 2, 2006

Via U.S. mail and facsimile

Mr. Roger A. Leopard
President and Chief Executive Officer, CalciTech Ltd.
10 route de l`aeroport
1215 Geneva  Switzerland

	RE:	Form 20-F for the fiscal year ended February 28, 2005
			File No. 0-20420


Dear Mr. Leopard:

      We have completed our review of your Form 20-F and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 551-3734 or, in her absence, to the undersigned at (202)
551-
3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
Page 2 of 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE